Joel Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

February 13, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.

Registration Statement on Form S-4

Filed January 6, 2020

File No. 333-235805

Dear Ms. Bagley:

On behalf of our client, DEAC NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 2, 2020, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on January 6, 2020 (the “Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Summary

Compelling Unit Economics., page 26

1.	We note your disclosure that in New Jersey, DraftKings’ iGaming has a positive gross profit of 32%. Please revise to disclose the period to which this relates and the overall company wide gross profit percentage for the commensurate period.

Response: DraftKings’ iGaming gross profit margin of 32% was an estimate of the full year New Jersey market gross profit margin for 2019, inclusive of iGaming and Sportsbook. The Company has revised the disclosure on pages 27 and 103 of Amendment No. 1 to show the estimated gross profit margin for iGaming and Sportsbook in the New Jersey market and for DraftKings overall.

U.S. Securities and Exchange Commission February 13, 2020 Page 2

Regulatory Approvals, page 26

2.	Please briefly describe the “certain approvals or other determinations from certain gaming regulatory authorities” referenced in this section. Please also revise your disclosure throughout, including on page 99 where you discuss “Regulatory Approvals,” to describe with more specificity the types of approvals and determinations required to approve the business combination as well as the particular gaming regulatory authorities who will need to provide such approvals.

Response: The Company has revised the disclosure on pages 27 to 28, 106 to 107, 120 to 121 and 123 to 124 of Amendment No. 1 to address the Staff’s comment.

Unsuitable Person, page 34

3.	Please revise your disclosure here to briefly describe the provisions concerning unsuitability that are in your proposed charter and clearly explain how they will impact all holders of Class A common stock. Please revise your disclosure elsewhere as appropriate to include similar disclosure and explain how the board will make a determination as to unsuitability, including any discretion the board has with respect to such determination. Please also revise your discussion of Government Regulation on page 195 to include a more complete discussion of the particular gaming authorities that regulate your activities, including regulation of unsuitability. Please also add risk factor disclosure as appropriate.

Response: The Company has revised the disclosure on pages 35 to 36, 70, 131 to 132 and 205 to 209 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

“We will rely on information technology and other systems and platforms . . .”

“Despite our security measures, our information technology and infrastructure may be vulnerable

. . .”, page 49

4.	We note your disclosure that “DraftKings and SBT have experienced . . . website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints” and that you “have experienced cyber-attacks, attempts to breach [y]our systems and other similar incidents . . .” Please revise your risk factors to describe any material disruptions, outages, cyber-attacks, attempts to breach your systems, or other similar incidents, and the cost and impact of such incidents. Alternatively, please tell us why you do not believe you are required to describe these incidents.

Response: Neither DraftKings nor SBT has experienced any website disruptions, outages or other performance problems that have been material to either company, whether individually, or in the aggregate. Further, neither DraftKings nor SBT has experienced any cyber-attacks, breaches or other similar incidents that have been material to either company, whether individually, or in the aggregate. In response to the Staff’s comment, the Company has expanded the disclosure on pages 52 to 53 of Amendment No. 1 to clarify that DraftKings and SBT have occasionally experienced disruptions, outages, cyber-attacks, breaches and other similar incidents, none of which have been successful or material to either company’s business.

U.S. Securities and Exchange Commission February 13, 2020 Page 3

“DraftKings primarily relies, and we will rely, on Amazon Web Services . . .”, page 51

5.	Please briefly describe the “certain advance notice requirements” with which AWS must comply to terminate your commercial agreement for convenience. Please also confirm that you will file your commercial agreement with AWS or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 54 of Amendment No. 1 to describe the “certain advance notice requirements” with which Amazon Web Services (“AWS”) must comply if AWS were to terminate DraftKings’ commercial agreement for convenience.

DraftKings has reviewed its contractual arrangements and relationship with AWS, and, based on that review, believes that the commercial agreement with AWS is not a material contract that it would be required to file under Item 601(b)(10)(ii)(B) of Regulation S-K. The commercial agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by DraftKings in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies, including some with resources comparable to those of AWS, such as Microsoft, AT&T Global Services, Hewlett Packard and Google, provide comparable offerings. Accordingly, DraftKings believes that these providers could host DraftKings’ platform on a substantially similar basis to AWS. In addition, DraftKings believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Although transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and DraftKings may incur significant one-time costs, it would not cause substantial harm to DraftKings’ business or results of operations over the long term. For the foregoing reasons, DraftKings does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

“We rely on strategic relationships with casinos, tribes, and horse-tracks . . .”, page 56

6.	Please briefly define “skin,” and explain how these “skins” help you establish a “retail relationship” in certain jurisdictions where this relationship is required. Please clearly explain why these skins and necessary, including the applicable regulations. To the extent the loss of your relationship with a particular casino, tribe or track is material to your financial condition and results of operations, please disclose such relationship.

Response: The Company has revised the disclosure on page 58 of Amendment No. 1 to address the Staff’s comment. DraftKings’ management does not believe that any relationship with a particular casino, tribe or track is substantially important to the combined company’s financial condition and results of operations. However, DraftKings will continue to assess the materiality of all relationships with such casinos, tribes and tracks, and the Company will update its disclosures and filings if and when any relationship is determined to be sufficiently material to the combined company’s financial condition and results of operations.

U.S. Securities and Exchange Commission February 13, 2020 Page 4

“DraftKings and SBT have been the subject of governmental investigations . . .”, page 64

7.	Please briefly describe any material “formal and informal inquiries . . . from government authorities and regulators” received by DraftKings and SBT, including the outcomes of these inquiries and whether they are currently ongoing.

Response: In the ordinary course of business, each of DraftKings and SBT is, and in the future may, from time to time, be subject to formal and informal inquiries by government authorities and regulators, including periodic review and audit by domestic and foreign tax authorities. As disclosed in the proxy statement/prospectus, DraftKings is currently under audit by the Internal Revenue Service for prior tax years, with the primary unresolved issues relating to excise taxation of fantasy sports contests and informational reporting and withholding. At this time, management of DraftKings and SBT do not believe that any of the inquiries received by them are material. To the extent DraftKings, SBT or the combined company are subject to any material inquiries in the future, the Company will make the appropriate disclosures.

“SBT’s business includes a B2B business model . . .”, page 73

8.	In an appropriate place in your filing, please disclose any material relationships between SBT and its direct operators and resellers, including the terms of such agreements. To the extent that the loss of a particular direct operator or reseller could have a material impact on the business of the combined company going forward, please include this disclosure in the risk factor.

Response: The Company has revised the disclosure on pages 75 to 76 of Amendment No. 1 to address the Staff’s comment. Although one reseller accounts for a significant portion of SBT’s revenues, from the perspective of the combined company, the Company does not believe that this reseller relationship is material. New DraftKings will continue to assess the materiality of all reseller relationships of the combined company and will update its disclosures and filings if and when any relationship is determined to be sufficiently material to the combined company’s financial condition and results of operations or trigger customer concentration disclosure.

The relationships between SBT and its direct operators and resellers are ordinary course relationships; however, the Company has amended the disclosure on pages 75 to 76, 196 and 239 to 240 of Amendment No. 1 in response to this comment and comments No. 22 and No. 29, to provide additional clarifying information on the key terms of SBT’s contracts with direct operators and resellers.

“DraftKings depends on the Kambi platform to operate its Sportsbook . . .”, page 74

9.	We note that you plan to transition your Sportsbook from the Kambi platform to SBT’s platform. Please discuss any material liability that you may incur if you chose to terminate your contract with Kambi. Please also file your contractual agreement with Kambi as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: DraftKings has reviewed its contractual arrangement with Kambi, and, based on that review, believes that it has standard termination rights that include a notice period, but that do not subject DraftKings to material liabilities in the event of termination. DraftKings is currently reviewing the Kambi agreement and believes that it contains confidentially sensitive information, but will file a redacted copy of the agreement in a subsequent filing of the proxy statement/prospectus, subject to first seeking confidential treatment for certain competitively sensitive information contained in the agreement.

U.S. Securities and Exchange Commission February 13, 2020 Page 5

Background of the Business Combination, page 94

10.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the dual-class structure, the decision to acquire both DraftKings and SBT, the voting power granted to Mr. Robins, the determination of the amount of the Minimum Proceeds Condition and the related private placement, the decision to cash out certain DraftKings stockholders, the reason for DraftKings’ December 2019 convertible note issuance, and the inclusion of earnout shares. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

Response: The Company has revised the disclosure on pages 98 to 101 of Amendment No. 1 to address the Staff’s comment.

11.	Please expand your disclosure to provide a more detailed discussion of the negotiations surrounding the material terms of the business combination agreement, including the amount and form of consideration. In particular, please discuss negotiations regarding the proposed valuation of the transaction, including how you ended up with the valuations used in determining the consideration payable to DK Equityholders and SBT Equityholders. For example, please explain how the parties determined that the consideration be based on valuations of $2,055,241,409 and €407,211,831, and how that valuation amount was determined.

Response: The Company has revised the disclosure on pages 98 to 101 of Amendment No. 1 to address the Staff’s comment.

12.	We note your disclosure that DEAC reviewed several opportunities and entered into substantive discussions with three potential target businesses or their representatives and, in addition to DraftKings and SBT, you entered into detailed negotiations with one other target. Please clarify whether SBT and DraftKings were considered separate entities for purposes of the three potential targets with which you entered into substantive discussions. If not, please tell us why you declined to enter into detailed negotiations with the third target company.

Response: The Company has revised the disclosure on pages 98 to 100 of Amendment No. 1 to address the Staff’s comment.

13.	We note your disclosure that “DEAC engaged Goldman Sachs & Co. LLC . . . as its financial advisor to provide advice on the potential transaction and industry generally.” Please elaborate on the role of Goldman Sachs and how it advised you during negotiations with DraftKings and SBT.

Response: The Company has revised the disclosure on page 99 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission February 13, 2020 Page 6

14.	Please clarify when and why DEAC terminated discussions with Company M.

Response: The Company has revised the disclosure on page 100 of Amendment No. 1 to address the Staff’s comment.

DEAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 97

15.	We note that the DEAC board reviewed the results of an independent financial model created in conjunction with management of DraftKings and SBT, and relied on certain revenue and operating cost projections and specific financial projections of DraftKings. Please expand your disclosure to describe the board’s analysis relating to the independent financial model and various operating cost and financial projections. Please disclose the material information relied upon, including any material financial projections and the assumptions underlying such projections. In addition, we note the comparable company benchmarking included in your Rule 425 filing from January 13, 2020. Please explain whether the board, or the financial model or specific valuation upon which the board relied, was based on such benchmarking. If so, please include the comparable company analysis in your prospectus and disclose material information necessary to understand such analysis.

Response: The Company has revised the disclosure on pages 104 to 106 of Amendment No. 1 to address the Staff’s comment.

16.	We note your statement on page 98 that the board considered that DraftKings has its DFS product in 43 U.S. states. Please clarify the difference in the DFS product being in 43 U.S. states with DraftKings’ live presence in six U.S. states, as disclosed in your Rule 425 filing on January 13, 2020. Please include similar disclosure elsewhere as appropriate to ensure that you present balanced disclosure for investors.

Response: The reference to 43 U.S. states on page 98 relates to the states in which DraftKings offers its daily fantasy sports (also known as DFS) product, while the reference to six U.S. states in the Rule 425 filing on January 13, 2020 relates to the states in which DraftKings and SBT offer their sportsbook product. The Company has revised the disclosure on page 208 of Amendment No. 1 to clarify this distinction.

The Business Combination Agreement

Treatment of DraftKings Equity, page 105

17.	Please disclose the estimated amount of cash that non-accredited investors in DraftKings will receive in the merger transactions.

Response: The Company has revised pages 23, 95 and 113 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission February 13, 2020 Page 7

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 145

18.	In footnote (2) on page 145 you discuss the three million shares held in escrow with respect to DraftKings/SBTech stockholders. Please tell us and disclose your treatment of the three million shares held in escrow for the DEAC Earnout Group. Also, clarify what earnout shares are represented in footnote (2) to the purchase price allocation on page 160.

Response: The Earnout Shares held in escrow for the DEAC Earnout Group are not reflected as outstanding in the pro forma capitalization table on page 155 of Amendment No. 1 as they are released to the recipients on a pro rata basis upon the achievement of certain earnout targets based upon the volume weighted average share price of New DraftKings Class A common stock ranging from $12.50 to $16.00. Since the Earnout Shares are not deemed to be participating securities, the contingently issuable shares are not considered part of the calculation of earnings per share until all necessary conditions for issuance of the Earnout Shares have been satisfied. The Company has revised the disclosure on pages 155 and 173 of Amendment No. 1 in response to the Staff’s comment.

The earnout shares represented in footnote (2) of the purchase price allocation on page 170 of Amendment No. 1 represent contingent consideration. In accordance with ASC 805-30-25-5, the Company has reflected the estimated acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for SBT. However, for purposes of the capitalization table and calculation of pro forma earnings per share, similar to the treatment noted for the Earnout Shares allocated to the DEAC Earnout Group, the contingently issuable shares are not considered outstanding common shares as all necessary conditions for issuance of the Earnout Shares have not been satisfied.

Other Information Related to DEAC

Liquidation if No Business Combination, page 165

19.	We note your disclosure that “DEAC will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of its public stockholders, [but] there is no guarantee that they will execute such agreements.” Please disclose whether DEAC is currently a party to any agreement that does not waive claims against monies held in the trust account, and, if applicable, briefly describe the terms of the agreement(s).

Response: The Company has revised the disclosure on page 177 of Amendment No. 1 to address the Staff’s comment.

Market Access and Compliance Platform, page 182

20.	Please file the agreements discussed in this section as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: All of the arrangements described under the caption “Market Access and Compliance Platform” on page 192 of Amendment No. 1 are those that ordinarily accompany the kind of business conducted by DraftKings and SBT and that the combined company will not be “substantially dependent” on any of these arrangements. Accordingly, the Company believes that such agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-K, and, as such, are not required to file them. In support of this position, the Company notes that Item 601(b)(10)(ii) of Regulation S-K provides, in relevant part, that contracts do not need to be filed if they are entered into in the ordinary course of the registrant’s business and do not fall within any of the exceptions cited. For the foregoing reasons, the Company believes that the agreements described on page 192 of Amendment No. 1 are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission February 13, 2020 Page 8

Our Products and Economic Model

Our Revenue-Generating Product Offerings, page 184

21.	We note your disclosure that your Daily Fantasy Sports, Sportsbook and iGaming products together accounted for 97%, 100% and 100% of DraftKings’ revenues for the fiscal years ended December 31, 2018, 2017 and 2016, respectively. We also note your disclosure on page 212 that “DFS currently accounts for a majority of [y]our revenue,” and “[s]ince their launch, Sportsbook and iGaming account for a rapidly growing proportion of revenue.” In an appropriate place in your filing, please disclose the percentage of DraftKings’ revenues for the periods presented attributable to Daily Fantasy Sports, Sportsbook, and iGaming separately.

Response: The Company has revised the disclosure on page 194 of Amendment No. 1 to include the percentage of revenues attributable to Daily Fantasy Sports, Sportsbook and iGaming separately for the years ended December 31, 2018, 2017 and 2016.

iGaming

B2B Revenue for Sportsbook and iGaming, page 185

22.	Please briefly describe the general terms of your “various revenue-sharing arrangements” with iGaming suppliers. Please similarly describe the general terms of the revenue sharing and fixed fee contracts with business customers.

Response: The Company has revised the disclosure on page 196 of Amendment No. 1 to address the Staff’s comment.

Advertising and Sponsorship, page 186

23.	We note your disclosure that you offer advertising and sponsorship packages to targeted advertisers across your product offerings. Please disclose how you charge fees for these advertising packages. For example, disclose whether you charge fixed fees per ad or per package, or any other manner in which you charge fees for your advertising services.

Response: Information regarding how DraftKings charges fees on its advertising packages is competitively sensitive information; however, the Company has expanded the disclosure on pages 196 to 197 of Amendment No. 1 to provide some additional detail on the general packages that are offered to address the Staff’s comment.

Our Technology and Product Development, page 189

24.	We note your disclosure that “[t]he DraftKings-owned gaming products now account for the majority of [y]our iGaming handle, substantially reducing [y]our third-party content fees.” Please disclose the percentage of your iGaming handle attributable to DraftKings owned compared to third party products.

Response: The Company has revised the disclosure on page 200 of Amendment No. 1 to clarify the importance of DraftKings’ technological capabilities and provide an approximate indication of relative magnitude of handle in proprietary and third party games currently offered on DraftKings’ iGaming platform. DraftKings’ management advises the Staff that it does not expect to continue providing a similar handle split in future filings with the Commission, as management believes it may result in competitive disadvantages while being of limited relevance to helping investors understand the material trends in DraftKings’ business, financial condition and results of operations.

U.S. Securities and Exchange Commission February 13, 2020 Page 9

Legal Proceedings, page 192

25.	Please disclose an estimate, if you are currently able, of the amount of “substantial damages” you could incur with respect to In Re: Daily Fantasy Sports Litigation (Multi-District Litigation).

Response: DraftKings’ management regularly evaluates the status of legal proceedings in which DraftKings is involved to assess whether a loss is probable or a reasonable possibility and determine if accruals are appropriate. DraftKings’ management further evaluates each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. DraftKings’ management is unable to provide a meaningful estimate of the possible loss or range of possible loss in connection with the In Re: Daily Fantasy Sports Litigation (Multi-District Litigation) matter because, among other reasons, (i) the proceeding is in a preliminary stage, (ii) there are significant factual issues to be resolved and (iii) there are novel legal issues to be resolved. Despite the potential for “significant damages”, DraftKings’ management does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on the combined company’s financial condition, although the outcome could be material to the combined company’s operating results for any particular period, depending, in part, upon the operating results for such period.

DraftKings’ Industry

Global Gaming Industry, page 200

26. Please provide support for the following statements, or characterize them as management’s opinions or beliefs:

•	“Various jurisdictions globally, including the Unites States, are embracing regulated sports betting and iGaming in an effort to create a safer gaming environment for consumers and to generate additional tax revenue;”

•	“In jurisdictions with regulated sports betting and iGaming, consumers have shown a strong preference for online products as opposed to retail products when the option of online versus retail is available to them;”

•	“In the past decade, there has been significant regulatory momentum with respect to online gaming across the globe[, and t]his momentum has been particularly relevant in developed nations whose citizens have disposable income;”

•	“Th[e] low percentage of mobile gaming penetration in North America relative to the rest of the world is predominantly due to the slower pace of adoption in the United States where online gaming is regulated on a state-by-state basis, [and a]s U.S. jurisdictions become regulated and mature, online gaming penetration may approach that of other developed nations;” and

•	“The sport betting industry is expected to grow significantly over the next five years as more states legalize sports betting and currently operational states progress toward maturity.”

Response: The Company has revised the disclosure on pages 212 to 214 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission February 13, 2020 Page 10

DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Our Business, page 205

27.	We note your “Key Milestones” graphic on page 206. Please label the axis denominated in millions to clarify whether you are referring to millions of users, unique paid users, customers generally, or some other metric.

Response: The Company has revised the “Key Milestones” graphic on page 218 of Amendment No. 1 to include the label “Cumulative Unique Paid Users” on the vertical axis.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 220

28.	You state net cash used in operating activities decreased in 2018 compared to 2017 mainly due to a substantial decrease in accounts payable, reflecting quicker payments to vendors. This appears to support an increase in operating cash used. Please clarify and revise your analysis as appropriate.

Further, in the comparison of 2018 to 2017, you state higher non-cash operating costs largely offset the negative cash flow impact of higher loss from operations of $76.2 million and $75.6 million, respectively. From the cash flows statement, it appears these non-cash adjustments totaled $16.7 million and $15.2 million for 2018 and 2017, respectively. Please clarify your assertion about the relative impact of these non-cash operating costs on your results. In so doing, please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance in regard to the analysis of operating cash flows and to section 501.04 of the staff’s Codification of Financial Reporting in regard to quantifying variance factors cited.

Response: The Company has clarified the disclosure on page 232 of Amendment No. 1 to address the Staff’s comment.

SBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Revenue and Expenses, page 227

29.	We note your disclosure that “[i]t is common for SBTech to earn a percentage of a customer’s net gaming revenue, as defined under customer contracts, generated on SBTech’s platform.” Please disclose an estimate of the typical percentage of a customer’s net gaming revenue earned by SBTech under these customer contracts. Please also disclose the other avenues by which SBTech earns revenue.

Response: The percentage of a customer’s net gaming revenue earned by SBT under its customer contracts is confidential and commercially sensitive and is not required to be disclosed under applicable SEC rules and regulations nor is it necessary to enable investors to assess the current or prospective business, financial condition or results of operations of the combined company. The Company has, however, revised the disclosure on pages 196 and 239 to 240 of Amendment No. 1 to provide additional information with respect to SBT’s contracts with customers.

In response to the Staff’s comment, the Company has also confirmed that SBT does not have any other material streams of revenue.

U.S. Securities and Exchange Commission February 13, 2020 Page 11

Exclusive Forum, page 243

30.	We note that your exclusive forum provision identifies the “Eighth Judicial District Court of Clark County, Nevada (or if the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction, any other state district court located in the State of Nevada)” as “the sole and exclusive forum for any action or proceeding brought in the name or right of New DraftKings or on its behalf.” Please clearly disclose whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, please disclose that, by agreeing to be bound by the exclusive forum clause, investors cannot waive your compliance with the federal securities laws and the rules and regulations promulgated thereunder.

If the provision does not apply to federal securities law claims, please ensure that New DraftKings’ organizational documents disclose that the provision does not apply to federal securities law claims, or tell us how you will make future investors aware of the provision’s limited applicability. Please also amend your filing to include risk factor disclosure related to your exclusive forum clause, including, but not limited to increased costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The exclusive forum provision of the Proposed Charter provides that the Eighth Judicial District Court of Clark County, Nevada (or if the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in Nevada) has jurisdiction only over certain matters “to the fullest extent permitted by law”. Accordingly, this provision provides federal courts located in the State of Nevada as the forum for suits brought to enforce any duty or liability for which Section 27 of the Securities Exchange Act of 1934, as amended, establishes exclusive jurisdiction with the federal courts, or any other claim for which the federal courts have exclusive jurisdiction. The Company has revised the disclosure on pages 255 to 256 and E-8 of Amendment No. 1 to clarify the intent of the New DraftKings’ forum selection provision.

Additionally, the Company has added a risk factor related to New DraftKings’ exclusive forum clause on page 86 of Amendment No. 1.

DraftKings’ Executive Compensation, page 274

31. Please update your executive compensation disclosures to include the required disclosures for your fiscal year ended December 31, 2019. See Item 402 of Regulation S-K.

Response: The Company has updated the executive compensation disclosure to include the required disclosures for DraftKings for the fiscal year ended December 31, 2019, beginning on page 286 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission February 13, 2020 Page 12

Material U.S. Federal Income Tax Considerations, page 288

32.	We note your disclosure here and elsewhere throughout the filing that the reincorporation merger will qualify as a tax-free reorganization under the Code. Please provide a tax opinion and make corresponding changes to your disclosure. Please refer to Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response: A form of tax opinion of Winston & Strawn LLP, as counsel to the Company and Diamond Eagle Acquisition Corp., has been filed as Exhibit 8.1 to Amendment No. 1. Additionally, the Company has revised the relevant disclosure on pages 15 and 304 to Amendment No. 1.

DraftKings Inc. Consolidated Financial Statements as of December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm, page F-50

33.	Please revise to include an audit report signed by the independent registered public accounting firm.

Response: The conformed signature on the audit report DraftKings received from its independent auditor, BDO USA LLP was inadvertently omitted from the audit report included in the filed Registration Statement. The Company has included a signed audit report of BDO USA LLP on page F-50 of Amendment No. 1.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein

cc: Eli Baker, DEAC NV Merger Corp.

R. Stanton Dodge, DraftKings Inc.

Scott Miller, Sullivan & Cromwell LLP